As Filed with the Securities and Exchange Commission on  September 29, 2005

                                                           Registration No. 333-
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      under
                           THE SECURITIES ACT OF 1933
         For Depositary Shares Evidenced by American Depositary Receipts

                                   ----------

                                 NOVOGEN LIMITED
   (Exact name of issuer of deposited securities as specified in its charter)
                                      N.A.
                   (Translation of issuer's name into English)
                            Commonwealth of Australia
            (Jurisdiction of incorporation or organization of issuer)

                              THE BANK OF NEW YORK
             (Exact name of depositary as specified in its charter)
                      One Wall Street, New York, N.Y. 10286
                            Telephone (212) 495-1784
               (Address, including zip code, and telephone number,
       including area code, of depositary's principal executive offices)

                                   ----------

                              The Bank of New York
                                  ADR Division
                           One Wall Street, 29th Floor
                               New York, NY 10286
                            Telephone (212)-495-1784
               (Address, including zip code, and telephone number,
                   including area code, of agent for service)

         It is proposed that this filing become effective under Rule 466
                           |_| immediately upon filing
                             |_| on (Date) at (Time)
    If a separate statement has been filed to register the deposited shares,
                          check the following box. |_|

                                                     CALCULATION OF REGISTRATION FEE
====================================================================================================================================
                 Title of each class of                   Amount            Proposed maximum       Proposed maximum      Amount of
              Securities to be registered            to be registered   Aggregate price per unit       aggregate        registration
                                                                                  (1)              offering price (1)       fee
------------------------------------------------------------------------------------------------------------------------------------
American Depositary Shares evidenced by American       100,000,000                $.05                 $5,000,000         $588.50
Depositary Receipts, each American Depositary Share      American
evidencing five ordinary shares of Novogen Limited.     Depositary
                                                          Shares
====================================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective, on such date as the Commission, acting pursuant to said Section 8(a), may determine.

As permitted by Rule 429 under the Securities Act of 1933, the Prospectus included in this Registration Statement also relates to the Depositary Shares registered under Registration Statement on Form F-6 (No. 333-8346) previously filed by the registrant.

--------------------------------------------------------------------------------

      The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit
(1) to this Registration Statement, which is incorporated herein by reference.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS


Item 1. Description of the Securities to be Registered

                              CROSS REFERENCE SHEET

      Item Number and Caption                     Location in Form of
                                                  American Depositary Receipt
                                                  Filed Herewith as Prospectus

(1)   Name and address of Depositary              Introductory Paragraph

(2)   Title of American Depositary Receipts       Face of American Depositary
      and identity of deposited securities        Receipt, top center

      Terms of Deposit:

      (i)    The amount of deposited securities   Face of American Depositary
             represented by one unit of           Receipt - upper right corner
             American Depositary Shares

      (ii)   The procedure for voting, if any,    Paragraphs (15) and (16)
             the deposited securities

      (iii)  The collection and distribution of   Paragraphs (12), (13) and (15)
             dividends

      (iv)   The transmission of notices,         Paragraphs (11), (15) and (16)
             reports and proxy soliciting
             material

      (v)    The sale or exercise of rights       Paragraph (14)

      (vi)   The deposit or sale of securities    Paragraphs (12) and (17)
             resulting from dividends, splits
             or plans of reorganization

      (vii) Amendment, extension or termination Paragraphs (20) and (21) of the Deposit Agreement

      (viii) Rights of holders of receipts to     Paragraph  (11)
             inspect the transfer  books of the
             Depositary  and the list of holders
             of receipts

      (ix)   Restrictions upon the right to       Paragraphs (2), (3), (4), (5),
             deposit or withdraw the underlying   (6), (8) and (22)
             securities

      Item Number and Caption                     Location in Form of
                                                  American Depositary Receipt
                                                  Filed Herewith as Prospectus

      (x)    Limitation upon the liability of     Paragraphs (14) and (18)
             the Depositary

(3)   Fees and Charges                            Paragraph (7)

Item 2. Available Information

      Item Number and Caption                     Location in Form of
                                                  American Depositary Receipt
                                                  Filed Herewith as Prospectus

2(a)  Statement  that  Novogen  Limited  is       Paragraph  (11)
      subject  to the  periodic reporting
      requirements of the Securities Exchange
      Act of 1934 and, accordingly, files
      certain reports with the Commission -- and that such reports can be inspected by holders of American Depositary Receipts and copied at public reference facilities maintained by the Commission in
      Washington, D.C.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. Exhibits

      (1) Form of Amended and Restated Deposit Agreement (including the form of American Depositary Receipt), dated as of February 23, 1998, as amended and restated as of December 29, 1998, as further amended and restated as of _______________, 2005, among Novogen Limited (the "Issuer"), The Bank of New York, as Depositary (the "Depositary"), and each Owner and holder from time to time of American Depositary Receipts ("ADRs") issued thereunder.

      (4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.

Item 4. Undertakings

      (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the Issuer which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the Issuer.

      (b) The Depositary hereby undertakes to notify each registered holder of an ADR at least thirty days before any change in the fee schedule.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, The Bank of New York, on behalf of the legal entity created by the Deposit Agreement, dated as of February 23, 1998, as amended and restated as of December 29, 1998, as further amended and restated as of _______________________, 2005, among Novogen Limited, The Bank of New York, as Depositary, and each Owner and holder of an American Depositary Receipt issued thereunder certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on September 29, 2005.

                                                 By: THE BANK OF NEW YORK,
                                                       as Depositary

                                                 By: \s\ U. Marianne Erlandsen
                                                     ---------------------------
                                                     Name: U. Marianne Erlandsen
                                                     Title: Vice President

      Pursuant to the requirements of the Securities Act of 1933, Novogen Limited has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the Commonwealth of Australia on September 29, 2005.

                                                 NOVOGEN LIMITED

                                                 By: \s\ Ronald UA Erratt
                                                     ---------------------------
                                                     Name: Ronald UA Erratt
                                                     Title: Secretary

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by or on behalf of the following persons in the capacities indicated on September 29, 2005.

Name                                               Title
----                                               -----

\s\ Christopher Naughton              Chief Executive Officer
-----------------------------         (Principal Executive Officer)
Christopher Naughton

\s\ David Seaton                      Chief Financial Officer
-----------------------------         (Principal Financial & Accounting Officer)
David Seaton

\s\ Philip Johnston                   Non Executive Chairman
-----------------------------
Philip Johnston

\s\ Professor Graham Kelly            Executive Director
-----------------------------
Professor Graham Kelly

\s\ Professor Paul Nestel             Non Executive Director
-----------------------------
Professor Paul Nestel

\s\ Dr Leanna Read                    Non Executive Director
-----------------------------
Dr Leanna Read

\s\ Mr. Peter Simpson                 Non Executive Director
-----------------------------
Mr. Peter Simpson

\s\ Mr. Geoff Leppinus                Non Executive Director
-----------------------------
Mr. Geoff Leppinus

\s\ Warren Lancaster                  Authorized Representative in the
-----------------------------         United States
Warren Lancaster

                                INDEX TO EXHIBITS

Exhibit
 Number
-------

(1) Form of Amended and Restated Deposit Agreement, dated as of February 23, 1998, as amended and restated as of December 29, 1998, as further amended and restated as of _______________, 2005, among the Issuer, the Depositary and each Owner and holder from time to time of ADRs issued thereunder.

(4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.